FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR CALLABLE BONDS

HSBC Holdings plc has today issued ¥79,300,000,000 Senior Callable Bonds due 2024 (the '2024 Bonds'), ¥13,100,000,000  Senior Callable Bonds due 2026 (the '2026 Bonds') and ¥67,600,000,000 Senior Callable Bonds due 2028 (together with the 2024 Bonds and the 2026 Bonds, the 'New Bonds').

Application will be made to admit the New Bonds to the Official List and to trading on the Global Exchange Market of The Irish Stock Exchange plc trading as Euronext Dublin.

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,800 offices in 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,607bn at 30 June 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 14 September 2018